================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ---------------------
                                    FORM 11-K
                              ---------------------

                    Annual Report Pursuant to Section 15 (d)
                     of the Securities Exchange Act of 1934


     (MARK ONE)

     |x| Annual report persuant to Section 15(d) of the Securities Exchange Act of 1934
         For the fiscal year ended December 31, 2006.

                                       OR

     |_| Transition report pursuant to Section 15(d)of the Securities Exchange
         Act of 1934
         For the transition period from ____ to ____


                          Commission file number: 1-4858

                                ---------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN

     B. Name of issurer of the securities held pursuant to the plan and the address of its principal executive office:


                     International Flavors & Fragrances Inc.
                              521 West 57th Street
                            New York, New York 10019

===============================================================================

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.

                         RETIREMENT INVESTMENT FUND PLAN

                              FINANCIAL STATEMENTS

                                       AND

                              SUPPLEMENTAL SCHEDULE

                   * * * * * * * * * * * * * * * * * * * * * *

                           DECEMBER 31, 2006 AND 2005

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
       TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                DECEMBER 31, 2006



                                                                          Page
                                                                          -----

Reports of Independent Registered Public Accounting Firms                 1-2

Financial Statements:

Statement of Net Assets Available for Benefits for the
  Years Ended December 31, 2006 and 2005                                    3

Statement of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2006 and 2005                            4

Notes to Financial Statements                                            5-12

Supplemental Schedules:

Part 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)    13

Signatures                                                                 14

Exhibits:

Exhibit 23.1  -  Consent of Smolin, Lupin & Co., P.A.

Exhibit 23.2  -  Consent of PricewaterhouseCoopers LLP


(*) Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of International Flavors & Fragrances Inc.
   Retirement Investment Fund Plan

We have audited the accompanying statement of net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan as of December 31, 2005, were audited by other auditors whose report dated June 23, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.

The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




 /s/ SMOLIN, LUPIN & CO., P.A.
 -----------------------------
 Fairfield, New Jersey
 June 28, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of International Flavors & Fragrances Inc.
Retirement Investment Fund Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
-------------------------------
New York, New York
June 23, 2006

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                              December 31,
                           Assets                                     2006                    2005
-------------------------------------------------------------   ------------------      ------------------
Investments at Fair Value:
  International Flavors & Fragrances Inc.
     Common Stock Fund                                        $         9,309,654     $         7,547,171
  Vanguard Long-Term Investment Grade Fund                              7,001,516               8,188,417
  Vanguard Prime Money Market Fund                                     37,564,093              40,533,089
  Vanguard 500 Index Fund                                              47,661,399              47,180,948
  Vanguard U.S. Growth Fund                                            10,462,900              12,084,374
  Vanguard International Growth Fund                                   17,171,345              12,707,392
  Vanguard Total Bond Market Index Fund                                 8,493,859               9,241,034
  Vanguard Explorer Fund                                                6,986,540               6,969,631
  Vanguard PRIMECAP Fund                                                9,354,503               8,672,368
  Vanguard Asset Allocation Fund                                        5,405,823               3,954,536
  Vanguard Mid-Cap Index Fund                                          10,490,844               9,130,279
  Vanguard Equity Income Fund                                           3,853,258               2,571,222
  Vanguard Retirement Savings Trust                                     5,948,436               6,728,980
  Vanguard Retirement Income Fund                                         255,987                       -
  Vanguard Target Retirement Funds:
    2005 Fund                                                             589,202                       -
    2015 Fund                                                           4,601,209                       -
    2025 Fund                                                           1,770,888                       -
    2035 Fund                                                             940,252                       -
    2045 Fund                                                             393,126                       -
Participant Loans                                                       3,848,900               4,016,664
                                                             ---------------------   ---------------------

        Total Investments                                             192,103,734             179,526,105

Accrued Dividends                                                          39,966                  42,659
Employer Contributions Receivable                                           9,570                       -
Participant Contributions Receivable                                       33,134                       -

                                                             ---------------------   ---------------------

Net Assets Available for Benefits                             $       192,186,404     $       179,568,764
                                                             =====================   =====================


The accompanying Notes are an integral part of these financial statements.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                               Year Ended December 31,
                                                                             2006                    2005
                                                                       -----------------       ------------------
Contributions:
  Company contributions                                             $         2,703,505     $          2,667,012
  Participant contributions                                                   9,460,651                9,704,478
                                                                    --------------------   ----------------------

     TOTAL CONTRIBUTIONS                                                     12,164,156               12,371,490
                                                                    --------------------   ----------------------

Investment Income:
  Dividends and Interest                                                      7,735,390                5,087,251
  Net Appreciation (Depreciation) of Investments                             13,230,478                2,626,317
                                                                    --------------------   ----------------------

     TOTAL INVESTMENT GAIN                                                   20,965,868                7,713,568
                                                                    --------------------   ----------------------

Other asset transfers                                                           328,759                        -
                                                                    --------------------   ----------------------

         TOTAL ADDITIONS                                                     33,458,783               20,085,058
                                                                    --------------------   ----------------------

Benefits Distributed                                                        (20,837,143)             (16,097,366)
Administrative Fees                                                              (4,000)                  (4,330)
                                                                    --------------------   ----------------------

          TOTAL DISBURSEMENTS                                               (20,841,143)             (16,101,696)
                                                                    --------------------   ----------------------

Net Increase in Participants' Balances During Year                           12,617,640                3,983,362
Net Assets Available for Benefits at Beginning of Year                      179,568,764              175,585,402
                                                                    --------------------   ----------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $       192,186,404     $        179,568,764
                                                                    ====================   ======================

The accompanying Notes are an integral part of these financial statements.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2006 AND 2005

NOTE 1 - DESCRIPTION OF THE PLAN:
---------------------------------

     The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for complete information.

A. General:

     The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc. and its domestic subsidiaries (the "Company"), with the exception of the unionized employees located in
Jacksonville, Florida. Employees hired between January 1, 2006 and August 31, 2006 participated under a separate plan that was transferred into the Plan effective September 1, 2006. The Plan was amended to provide a different matching contribution formula, as described in Section E below, for employees who are hired by the Company or whose plan assets were transferred on or after September 1, 2006. The Plan also covers certain U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees become eligible to participate in the Plan on their first day of employment.

B. Administration of the Plan:

     The Vanguard Fiduciary Trust Co. is the Trustee of the Plan ("Vanguard" or the "Trustee"). The Administrative Committee, appointed by the Company's Board of Directors, is responsible for administration of the Plan; the Administrative Committee oversees the Trustee in carrying out most of the day-to-day activities of administration. Effective January 1, 2006, the Company's Board of Directors has appointed an Investment Committee to oversee the Trustee's investment options and management of Plan assets.

C. Investments:

     The Plan offers participants eighteen investment funds and a common collective trust. Participants have the option to invest in, and direct any matching contribution towards any of the following funds:

IFF Common Stock Fund: This fund consists principally of common stock of the Company and cash or cash equivalents deemed necessary for orderly investment in such stock and for anticipated cash requirements.

Vanguard Long-Term Investment Grade Fund: This fund seeks a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

Vanguard Prime Money Market Fund: This fund seeks to add value by emphasizing specific issues and sectors of the money market that appear to be attractively priced based upon historical yield-spread relationships. The portfolio is designed to maintain a constant $1.00 share value. An investment in the money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Index. The level of current income produced generally ranges from moderate to very low.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2006 AND 2005

Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above-average growth potential. Current income is incidental.

Vanguard International Growth Fund: This fund seeks long-term capital growth by investing in common stocks of companies based outside the United States that have above-average growth potential. Effective December 31, 2005, a 2% redemption fee will be charged for any shares transferred out of this fund prior to the end of the two-month holding period.

Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Lehman Aggregate Bond Index.

Vanguard Explorer Fund: This fund seeks to provide long-term capital growth by investing in a diversified portfolio of small-company stocks with prospects for above-average growth.

Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital growth by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. This fund also may invest in companies with below-average earnings but bright prospects for earnings growth. Effective December 31, 2005, any shares within a participant's plan exchanged into this fund are subject to a 1-year holding period. A 1% redemption fee will be charged for any shares transferred out of this fund prior to the end of the holding period.

Vanguard Asset Allocation Fund: This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk.

Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Standard & Poor's MidCap 400 index, which comprises a market-weighted group of medium-sized U.S. companies.

Vanguard Equity Income Fund: This fund seeks to provide an above average level of current income and reasonable long-term capital appreciation by mainly investing in dividend-paying common stocks of established medium-size and large U.S. companies.

Vanguard Target Retirement Funds: These consist of five separate funds seeking capital and current income growth by investing in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within the target years of 2005, 2015, 2025, 2035 and 2045.

Vanguard Target Retirement Income Fund: This fund seeks current income and some capital appreciation by investing in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

Vanguard Retirement Savings Trust: This common collective trust seeks a stable share value of $1.00 and a high level of current income consistent with a 2-3 year average maturity by investing primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2006 AND 2005

D. Cash or Deferred Wage and Salary Conversion Agreements:

     Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement ("CODA") with the Company, pursuant to which participant Plan contributions are made. Such agreement specifies the portion of the participant's compensation, as defined in the Plan, during each Plan year that the participant elects to forego and have contributed by the Company to the participant's account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreements to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the "Code"). Subject to these limitations, participants may contribute up to 30% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. The maximum amount permitted per participant was limited to $15,000 in 2006, and $14,000 in 2005. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $5,000 and $4,000 for eligible employees for 2006 and 2005, respectively. Amounts in excess of Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company's Deferred Compensation Plan ("DCP") if an employee is eligible to participate in the DCP. If no election is made, the excess plus any income and minus any loss allocable thereto shall be distributed to the participant.

E. Company Contributions:

     For employees that were participants of the Plan before September 1, 2006, the Company matches the Company matches 50% of the first 6% of the participant's compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis, or that is treated as a contribution to the DCP, as described in Section D above. For employees hired, re-hired or whose plan assets were transferred into the Plan (see Note 6) on or after September 1, 2006, the Company matches 100% of the first 4% of the participant's base compensation contributed. Contributions between 5% and 8% of the participant's base compensation will be matched at a rate of 75%.

F. Vested Benefits:

     All participants who are employed by the Company vest immediately in their contributions to the Plan plus earnings thereon. Participants vest in the Company's matching after three years of continuous credited service. At December 31, 2006 and 2005, forfeited nonvested amounts approximated $62,000 and $26,000, respectively. For the year ended December 31, 2006 there were forfeitures of $92,000 and forfeiture usages of $57,000. For the year ended December 31, 2005 there were forfeitures of $54,000 and forfeiture usages of $60,000. Forfeitures are used to reduce future employer contributions.

G. Individual Accounts:

     A separate account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant's contributions and the Company's matching contribution are credited to the specific participant's account. The participant's contributions and the Company's matching contributions are invested in one or more of the Plan's funds as directed by the participant.

Participants' accounts are maintained on a unit basis for all funds.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2006 AND 2005

     Interest earned and dividends paid are credited to each participant's account based on accumulated daily account balances and reinvested in the respective fund.

H. Transfers Between Funds:

     Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard. However, participants will not be able to move money back into the same fund within 60 days. This policy applies to all funds except for Vanguard Prime Money Market Fund and the Vanguard Retirement Savings Trust.

I. Loans and In-service Withdrawals:

     Participants may borrow from the Plan as described in Note 4. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated to the Plan's Investment Committee ("hardship withdrawal"). A participant who makes a hardship withdrawal is limited by the Internal Revenue Code as to the amount of CODA contribution a participant may make for the taxable year following the year of the withdrawal. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.

J. Rollover Contributions:

     Participants who receive eligible rollover distributions from another qualified plan may roll that distribution over into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account ("IRA") which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pretax contributions, plus any untaxed earnings thereon. All rollovers from the IRA must be made within one year of original distribution from the qualified retirement plan.

K. Benefit Payments:

     On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:

     -     A lump-sum payment;
     -     Periodic payments;
     -     A 50% joint and survivor annuity to a married participant; or
     -     A single life annuity.

     Effective September 1, 2006, the Plan was amended to exclude the above annuity elections.

     Lump sum or installment payments may be made in cash or securities at the direction of the Plan's Administrative Committee that directs the Trustee. When periodic payments are elected, a participant's interest remains in the Plan and continues to receive allocations of earnings and losses until distribution.

L. Termination of Plan:

     The Company may terminate the Plan at any time. In such event, the total amounts in participants' accounts shall continue in the trust for their benefit and continue to vest in accordance with Note 1F above, and shall be paid to them or their designated beneficiaries, as described in Note 1K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention to terminate the Plan.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2006 AND 2005

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

     The following is a summary of the significant accounting policies followed by the Plan:

A. Method of Accounting:

     The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

B. Valuation of Investments:

     The IFF Common Stock Fund is valued on the closing price of the underlying stock at the valuation date. Mutual funds are valued at net asset value of the underlying stock at the valuation date. The Vanguard Retirement Savings Trust is a common collective trust that holds fully benefit responsive investment contracts that is valued at contract value which is the same as fair value in all material respects. Money market funds are stated at cost at the valuation date and participants' loans are stated at cost, which approximates fair value.

C. Security Transactions and Related Investment Income:

     Security transactions are recorded on the trade date; interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

D. Administrative Expenses:

     All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 4). Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are expenses of the funds.

E. Contribution Income:

     Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants' earnings for the participant contributions. Contributions made in accordance with participants' CODA agreements (see Note 1D) are recognized during the period in which the Company makes payroll deductions from the participants' earnings.

F. Benefit Obligations:

     Benefits are recorded when paid.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2006 AND 2005

G. Risks and Uncertainties:

     The Plan provides for various investment options in any combination of investment funds described in Note 1C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the financial statements.

H. Use of Estimates:

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.


NOTE 3 - TAX STATUS:
--------------------

     The Internal Revenue Service has determined and informed the Company via a favorable determination letter dated August 22, 2001 that the Plan is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 4 - PARTICIPANT LOANS:
---------------------------

     Upon application, the Trustees may make a loan to a participant in an amount not exceeding 50% of the balance in the participant's account, or $50,000, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant's balance in each of their investment funds. The loans are collateralized by the balance in the participants' accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, at date of withdrawal, but in no case in excess of the legal rate of interest. Loans are subject to a loan origination fee of $30, which is deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan.

     Interest rates on outstanding participant loans at December 31, 2006 and 2005 range from approximately 4.5% to approximately 10.0%.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2006 AND 2005


NOTE 5 - RELATED PARTY TRANSACTIONS:
-----------------------------------

     The IFF Common Stock Fund invests in shares of the Company's stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the Company stock is a party in interest transaction.

     Most Plan investments consist of units in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.

     In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.


NOTE 6 - TRANSFER OF ASSETS:
----------------------------

     Other asset transfers in 2006 include transfers of $287,468 and $41,291 from two affiliated plans.


NOTE 7 - NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:
--------------------------------------------------------

     The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:


                          YEAR ENDED DECEMBER 31, 2006

                                                            International
                                                        Flavors & Fragrances Inc.                        Net Appreciation/
                                                           Common Stock Fund          Mutual Funds         (Depreciation)
                                                         -----------------------   ----------------    --------------------
IFF Common Stock Fund                                          $   3,046,909       $          -            $  3,046,909
Vanguard Long-Term Investment Grade Fund                                               (271,188)               (271,188)
Vanguard 500 Index Fund                                                               5,890,842               5,890,842
Vanguared U.S. Growth Fund                                                              149,117                 149,117
Vanguard International Growth Fund                                                    1,689,959               1,689,959
Vanguared Total Bond Market Index Fund                                                  (70,870)                (70,870)
Vanguard Explorer Fund                                                                  (38,788)                (38,788)
Vanguard PRIMECAP Fund                                                                  496,210                 496,210
Vanguard Asset Allocation Fund                                                          572,887                 572,887
Vanguard Mid-Cap Index Fund                                                           1,102,798               1,102,798
Vanguard Equity Income Fund                                                             283,990                 283,990
Vanguard Target Retirement 2005 Fund                                                     23,439                  23,439
Vanguard Target Retirement 2015 Fund                                                    159,090                 159,090
Vanguard Target Retirement 2025 Fund                                                    117,152                 117,152
Vanguard Target Retirement 2035 Fund                                                     50,372                  50,372
Vanguard Target Retirement 2045 Fund                                                     29,737                  29,737
Vanguard Target Retirement Income Fund                                                   (1,178)                 (1,178)
                                                         -----------------------   ----------------    --------------------
                                                               $   3,046,909       $ 10,183,569            $ 13,230,478
                                                         =======================   ================    ====================

                                       11

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2006 AND 2005

NOTE 7 - NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:
--------------------------------------------------------

                          YEAR ENDED DECEMBER 31, 2005

                                                             International
                                                         Flavors & Fragrances Inc.                     Net Appreciation/
                                                           Common Stock Fund        Mutual Funds        (Depreciation)
                                                         ----------------------   ----------------    --------------------
IFF Common Stock Fund                                             $ (2,252,746)        $        -             $(2,252,746)
Vanguard Long-Term Investment Grade Fund                                                  (38,863)                (38,863)
Vanguard 500 Index Fund                                                                 1,372,812               1,372,812
Vanguared U.S. Growth Fund                                                              1,160,284               1,160,284
Vanguard International Growth Fund                                                      1,221,026               1,221,026
Vanguared Total Bond Market Index Fund                                                   (184,347)               (184,347)
Vanguard Explorer Fund                                                                     18,208                  18,208
Vanguard PRIMECAP Fund                                                                    352,550                 352,550
Vanguard Asset Allocation Fund                                                            117,274                 117,274
Vanguard Mid-Cap Index Fund                                                               934,189                 934,189
Vanguard Equity Income Fund                                                               (74,070)                (74,070)
                                                         ----------------------   ----------------    --------------------
                                                                  $ (2,252,746)        $4,879,063             $ 2,626,317
                                                         ======================   ================    ====================


NOTE 8 - PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN'S NET ASSETS:
---------------------------------------------------------------------------

     Investments at fair value that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005 were as follows:

                                                                                           2006              2005
                                                                                           ----              ----
     Mutual Funds:
       Vanguard Prime Money Market Fund                                                 $37,564,093        40,533,089
       Vanguard 500 Index Fund                                                           47,661,399        47,180,948
       Vanguard U.S. Growth Fund                                                         10,462,900        12,084,374
       Vanguard Mid-Cap Index Fund                                                       10,490,844         9,130,279
       Vanguard International Growth Fund                                                17,171,345        12,707,392
       Vanguard Total Bond Market Index Fund                                                      *         9,241,034

     * Fair value of funds did not represent 5% or more of Plan assets at December 31, 2006.

                             SUPPLEMENTAL SCHEDULE
                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                               EIN No. 13-1432060
                                  PLAN No. 001
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2006

(a)                  (b)                                         (c)                          (d)            (e)
                                             Description of Investment, including
    Identity of Issue, Borrower, Lessor, or   Maturity Date, Rate of Interest,                              Current
       Similar Party                          Collateral, Par or Maturity Value              Cost            Value
-------------------------------------------  ---------------------------------------------------------- ---------------

 *  International Flavors & Fragrances Inc.  Common stock                                $   6,252,021 $     9,309,654

 *  Vanguard Retirement Savings Trust        Common Collective Trust                         5,948,436       5,948,436

 *  Vanguard Long-Term Investment Grade Fund Mutual Fund                                     6,910,788       7,001,516

 *  Vanguard Prime Money Market Fund         Mutual Fund                                    37,564,093      37,564,093

 *  Vanguard 500 Index Fund                  Mutual Fund                                    35,089,050      47,661,399

 *  Vanguard U.S. Growth Fund                Mutual Fund                                    12,014,569      10,462,900

 *  Vanguard International Growth Fund       Mutual Fund                                    13,551,657      17,171,345

 *  Vanguard Total Bond Market Index Fund    Mutual Fund                                     8,608,226       8,493,859

 *  Vanguard Explorer Fund                   Mutual Fund                                     6,380,329       6,986,540

 *  Vanguard PRIMECAP Fund                   Mutual Fund                                     7,868,887       9,354,503

 *  Vanguard Asset Allocation Fund           Mutual Fund                                     4,509,003       5,405,823

 *  Vanguard Mid-Cap Index Fund              Mutual Fund                                     7,900,443      10,490,844

 *  Vanguard Equity Income Fund              Mutual Fund                                     3,611,556       3,853,258

 *  Vanguard Target Retirement 2005 Fund     Mutual Fund                                       566,735         589,202

 *  Vanguard Target Retirement 2015 Fund     Mutual Fund                                     4,444,478       4,601,209

 *  Vanguard Target Retirement 2025 Fund     Mutual Fund                                     1,680,752       1,770,888

 *  Vanguard Target Retirement 2035 Fund     Mutual Fund                                       888,366         940,252

 *  Vanguard Target Retirement 2045 Fund     Mutual Fund                                       362,969         393,126

 *  Vanguard Target Retirement Income Fund   Mutual Fund                                       257,163         255,987

 *  Participant Loans                        Varying maturity dates through
                                             10/3/2016, interest ranging
                                             from 4.5% to 10.0%, per annum                   3,848,900       3,848,900

                                                                                         -------------- ---------------

                                                 TOTAL INVESTMENTS                       $ 168,258,421 $   192,103,734
                                                                                         ============== ===============

*   Indicates party-in-interest to the Plan.

See independent auditors' report.

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                International Flavors & Fragrances Inc.
                                Retirement Investment Fund Plan


         Date: June 29, 2007

                           By:  /s/ Steven J. Heaslip
                                ------------------------
                                Steven J. Heaslip
                                Chairman, Administrative Committee

                                                                  Exhibit 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


          We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54423)of our report dated June 28, 2007, relating to the financial statements and schedule of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan appearing on this Form 11-K for the year ended December 31, 2006.



     /s/ SMOLIN, LUPIN & CO., P.A.
     -------------------------
     Fairfield, New Jersey
     June 28, 2007

                                                                  Exhibit 23.2





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


         We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54423) of International Flavors & Fragrances Inc. of our report dated June 23, 2006 relating to the financial statements of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan, which appears in this Form 11-K.





         /s/ PricewaterhouseCoopers LLP
         ------------------------------
         New York, New York
         June 28, 2007